UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

TPG Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

872657101

(CUSIP Number)

Bradford Berenson

TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 Pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872657101	SCHEDULE 13D	Page 2 of 17

1	NAMES OF REPORTING PERSONS TPG GP A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 281,708,474 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 281,708,474 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,708,474 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.6% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) OO

*

The calculation assumes that there is a total of 353,986,096 shares of Class A Common Stock (as defined below) outstanding, which is the sum of (i) the 72,328,470 shares of Class A Common Stock outstanding as of September 30, 2023, as reported in the Definitive Information Statement filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on October 17, 2023, and (ii) the 281,657,626 shares of Class A Common Stock issuable upon exchange of 281,657,626 Common Units (as defined below) and the cancellation of a corresponding number of shares of Class B Common Stock (as defined below).

CUSIP No. 872657101	SCHEDULE 13D	Page 3 of 17

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 471,865
	8	SHARED VOTING POWER 281,725,423 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 471,865
	10	SHARED DISPOSITIVE POWER 281,725,423 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,197,288 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.7% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*

The calculation assumes that there is a total of 353,986,096 shares of Class A Common Stock outstanding, which is the sum of (i) the 72,328,470 shares of Class A Common Stock outstanding as of September 30, 2023, as reported in the Definitive Information Statement filed by the Issuer with the Commission on October 17, 2023, and (ii) the 281,657,626 shares of Class A Common Stock issuable upon exchange of 281,657,626 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.

CUSIP No. 872657101	SCHEDULE 13D	Page 4 of 17

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,018,729
	8	SHARED VOTING POWER 281,725,423 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 3,018,729
	10	SHARED DISPOSITIVE POWER 281,725,423 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,744,152 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.4% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*

The calculation assumes that there is a total of 353,986,096 shares of Class A Common Stock outstanding, which is the sum of (i) the 72,328,470 shares of Class A Common Stock outstanding as of September 30, 2023, as reported in the Definitive Information Statement filed by the Issuer with the Commission on October 17, 2023, and (ii) the 281,657,626 shares of Class A Common Stock issuable upon exchange of 281,657,626 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.

CUSIP No. 872657101	SCHEDULE 13D	Page 5 of 17

1	NAMES OF REPORTING PERSONS Jon Winkelried
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 338,984
	8	SHARED VOTING POWER 281,708,474 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 338,984
	10	SHARED DISPOSITIVE POWER 281,708,474 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,047,458 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.7% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*

The calculation assumes that there is a total of 353,986,096 shares of Class A Common Stock outstanding, which is the sum of (i) the 72,328,470 shares of Class A Common Stock outstanding as of September 30, 2023, as reported in the Definitive Information Statement filed by the Issuer with the Commission on October 17, 2023, and (ii) the 281,657,626 shares of Class A Common Stock issuable upon exchange of 281,657,626 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.

CUSIP No. 872657101	SCHEDULE 13D	Page 6 of 17

Explanatory Note

The Reporting Persons (as defined below) previously reported their beneficial ownership on a Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (SEC File No. 005-93270). The Reporting Persons are filing this Schedule 13D (the “Schedule 13D”) after acquiring beneficial ownership during the preceding 12 months in excess of 2% of the outstanding shares of Class A Common Stock, as described more fully below.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A common stock, $0.001 par value per share (“Class A Common Stock”), of TPG Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by TPG GP A, LLC, a Delaware limited liability company (“TPG GP A”), David Bonderman, James G. Coulter and Jon Winkelried (each a “Reporting Person” and, together, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. The information contained in row 6 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 2.

TPG GP A, which directly holds 16,949 shares of Class A Common Stock, is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company. TPG Group Holdings (SBS) Advisors, LLC is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which directly holds (i) 33,899 shares of Class A Common Stock and (ii) 228,652,641 shares of Class B common stock, $0.001 par value per share (“Class B Common Stock”), of the Issuer.

Alabama Investments (Parallel) GP, LLC is the general partner of each of (i) Alabama Investments (Parallel), LP, a Delaware limited partnership that beneficially owns 50,904,985 Common Units and a corresponding number of shares of Class B Common Stock, (ii) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership that beneficially owns 1,050,000 Common Units and a corresponding number of shares of Class B Common Stock, and (iii) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership (together with Alabama Investments (Parallel), LP and Alabama Investments (Parallel) Founder A, LP, the “API Entities”) that beneficially owns 1,050,000 Common Units and a corresponding number of shares of Class B Common Stock.

New TPG GP Advisors, Inc., a Delaware corporation, directly holds 16,949 shares of Class A Common Stock.

Excluding the securities beneficially owned by TPG GP A, TPG Group Holdings (SBS), L.P., New TPG GP Advisors, Inc. and the API Entities, Mr. Bonderman holds directly or indirectly 471,865 shares of Class A Common Stock, Mr. Coulter holds directly or indirectly 3,018,729 shares of Class A Common Stock and Mr. Winkelried holds directly or indirectly 338,984 shares of Class A Common Stock.

TPG GP A is owned by its members (collectively, the “Control Group”), whether directly or indirectly through entities owned or controlled by them. The Control Group is currently comprised of Messrs. Bonderman, Coulter and Winkelried and makes decisions by a majority vote, subject to certain rights of Messrs. Bonderman, Coulter and Winkelried. Because of the relationship of Messrs. Bonderman, Coulter and Winkelried to TPG GP A, each of Messrs. Bonderman, Coulter and Winkelried may be deemed to be the beneficial owner of the securities beneficially owned by TPG GP A, TPG Group Holdings (SBS), L.P. and the API Entities. Messrs. Bonderman and Coulter are sole shareholders of New TPG GP Advisors, Inc. Because of the relationship of Messrs. Bonderman and Coulter to New TPG GP Advisors, Inc., each of Messrs. Bonderman and Coulter may be deemed to be the beneficial owner of the securities held by New TPG GP Advisors, Inc. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein.

CUSIP No. 872657101	SCHEDULE 13D	Page 7 of 17

In accordance with the limited liability company agreement of TPG GP A (as amended, the “TPG GP A LLCA”), the Control Group expects to expand to include two additional individuals by no later than the first day of the quarter immediately following the second anniversary of the closing of the Issuer’s initial public offering (the “IPO”), subject to certain exceptions. Based on the applicable provisions of the TPG GP A LLCA, any member of the expanded Control Group in addition to Messrs. Bonderman, Coulter and Winkelried will not be deemed to acquire beneficial ownership over the securities reported herein.

The principal business of TPG GP A is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Bonderman is Non-Executive Chairman and Director of TPG and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Coulter is Executive Chairman and Director of TPG and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Winkelried is Chief Executive Officer and Director of TPG and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter, Winkelried and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

The information set forth in or incorporated by reference in Items 2, 3 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

On November 1, 2023, pursuant to the Transaction Agreement, dated as of May 14, 2023 (as amended, the “Transaction Agreement”), by and among TPG Operating Group, TPG GP A, the Issuer, Angelo, Gordon & Co., L.P., AG Funds L.P. and certain of their affiliated entities (collectively, “Angelo Gordon”), and the API Entities, the Issuer acquired Angelo Gordon (the “AG Acquisition”) and the API Entities received, in the aggregate, 53,004,985 Common Units and are entitled to receive, no earlier than the date on which the amendment to the Issuer’s certificate of incorporation, as contemplated by the Transaction Agreement, becomes effective, a corresponding number of shares of Class B Common Stock. Following the AG Acquisition and the related reorganization of the API Entities, TPG GP A directs the voting of Issuer securities held by the API Entities pursuant to the governing documents of the API Entities and Alabama Investments (Parallel) GP, LLC. As a result of the closing of the AG Acquisition (the “AG Closing”), the Reporting Persons acquired beneficial ownership during the preceding 12 months in excess of 2% of the outstanding shares of Class A Common Stock.

CUSIP No. 872657101	SCHEDULE 13D	Page 8 of 17

In connection with the AG Closing, the API Entities also have rights to an earnout payment, subject to the satisfaction of certain fee-related revenue targets during the period beginning on January 1, 2026 and ending on December 31, 2026, payable, at the Issuer’s election, subject to certain limitations set forth in the Transaction Agreement, in cash, Common Units (including an equal number of shares of Class B Common Stock) or a combination thereof.

Other than the indirect beneficial ownership acquired in the AG Acquisition as described in this Schedule 13D, the securities reported herein as beneficially owned by the Reporting Persons generally represent interests held by the Reporting Persons prior to the IPO.

TPG GP Limited Liability Company Agreement

The TPG GP A LLCA sets forth the provisions governing the operation of TPG GP A as well as certain rights and responsibilities of the Control Group, Messrs. Bonderman, Coulter and Winkelried as the Original Control Persons and Messrs. Bonderman and Coulter as Founders. Each of Messrs. Bonderman, Coulter and Winkelried (or their related entities) are members of the Control Group. The Control Group controls the majority of the voting power required to elect the Issuer’s directors until immediately after the initial election of a majority of the independent directors in connection with the Sunset (as such term is defined in the Issuer’s certificate of incorporation). The “Sunset” will occur as of 5:00 p.m. in New York City, New York on the date that directors are elected at the first annual meeting of the Issuer’s stockholders (or by written consent) after the earlier of (i) the earliest date specified by the holders of a majority of the outstanding shares of Class B Common Stock in a notice delivered to the Issuer and (ii) the first day of the calendar quarter following the fifth anniversary of the IPO, as set forth in the Issuer’s certificate of incorporation. Pursuant to the TPG GP A LLCA, a notice may be delivered under clause (i) above promptly following the occurrence of any of the following (a) the date that is three months after the date that neither Messrs. Bonderman nor Coulter (or their related entities) continues to be a member of TPG GP A, (b) a vote of TPG GP A to trigger the Sunset and (c) upon 60 days’ advance notice, the date determined by either Messrs. Bonderman or Coulter (who is (or whose related entity is) then a member of the Control Group) to trigger the Sunset, if, following a period of at least 60 days, the requisite parties are unable to agree on the renewal of Mr. Winkelried’s employment agreement or the selection of a new CEO.

Pursuant to the TPG GP A LLCA, the Control Group has the right to, among other things: (i) select additional and replacement members of the Control Group; (ii) remove Control Group members; (iii) designate directors to the Issuer’s board of directors and committees until the Sunset, including the directors who will serve on the board of directors immediately following the Sunset; (iv) amend the TPG GP A LLCA in accordance with its terms; and (v) determine terms of forfeiture or vesting of units of TPG affiliates held by TPG partners, including Common Units. Pursuant to the TPG GP A LLCA, for so long as they are members of the Control Group, each of Messrs. Bonderman, Coulter and Winkelried will remain directors on the Issuer’s board of directors and members of the Executive Committee (Mr. Bonderman as a non-voting member of the Executive Committee) until the annual meeting following the Sunset. Additionally, pursuant to the TPG GP A LLCA, the Issuer agreed to nominate for election to the board of directors and include in the Issuer’s proxy statement for the first annual meeting of stockholders following the Sunset each of Messrs. Bonderman and Coulter, if they are members of the Control Group at the time that the annual meeting proxy statement is delivered to the Issuer’s stockholders.

Pursuant to the TPG GP A LLCA, prior to the Sunset, the Issuer has agreed not to take the following actions without the prior written consent of TPG GP A: (i) form a new board committee, change the power of existing board committees or change the delegation of power and authority to the Executive Committee; (ii) amend or repeal a committee charter or the Issuer’s corporate governance guidelines adopted in connection with the IPO; (iii) make any material acquisitions or dispositions outside the ordinary course of business or any merger of equals by any TPG entity; (iv) issue preferred stock at any TPG entity; (v) amend organizational documents of the Issuer or any TPG entity, if such amendment is adverse to any Original Control Person’s interests; (vi) approve leveraged dividends by any TPG entity; (vii) liquidate any TPG entity making it impractical for TPG Operating Group to continue as a stand-alone business; (viii) adopt a shareholder rights plan at any TPG entity; (ix) engage in any material new line of business outside of alternative asset management, unless such business is incident to the Issuer’s alternative asset management business; or (x) terminate the Tax Receivable Agreement (as defined below).

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Following the Sunset, all of the Issuer’s Class A and Class B stockholders will be entitled to one vote per share and, based on the current beneficial ownership of the Control Group, the Control Group will no longer hold a majority of the voting power to elect the Issuer’s directors. Therefore, following the Sunset, the Issuer will no longer be a “controlled company” under the listing rules of The Nasdaq Stock Market, LLC (“Nasdaq”), a majority of the board of directors will be independent in accordance with Nasdaq listing rules and a nominating and corporate governance committee composed entirely of independent directors will be established, subject to the “phase-in” period permitted under Nasdaq listing rules. Moreover, following the Sunset, the Reporting Persons will no longer control the composition of the Issuer’s board of directors or committees. Additionally, following the Sunset, TPG GP A will no longer have the right to vote shares on behalf of the partnerships for which it serves as general partner, with such votes instead being passed through to the applicable partners.

Investor Rights Agreement

In connection with the IPO, the Reporting Persons (including through their affiliates) became party to an Investor Rights Agreement, dated as of January 12, 2022, by and among the Issuer, TPG GP A and certain other TPG affiliates (as amended, the “Investor Rights Agreement”), which sets forth certain transfer restrictions and customary registration rights with respect to shares of Class A Common Stock, shares of Class B Common Stock and Common Units. As contemplated by the Transaction Agreement, in connection with the AG Closing, the Investor Rights Agreement was amended and restated on November 1, 2023, in order to, among other things, add the API Entities and other Angelo Gordon persons as parties to such agreement and reflect the pre-closing reorganization transactions of certain affiliates of the Issuer, including TPG Operating Group (the “Pre-Closing Reorganization”).

Pursuant to the Investor Rights Agreement, the TPG partners and their respective investment vehicles (the “TPG Partner Vehicles”), including Messrs. Bonderman, Coulter and Winkelried and their respective vehicles, are restricted from transferring or exchanging (and agreed to restrict partners in their TPG Partner Vehicles from transferring or exchanging) any shares of Class A Common Stock, shares of Class B Common Stock or Common Units, as applicable, prior to the second anniversary of the IPO. Thereafter, they may transfer or exchange such securities as follows (in each case, with respect to Common Units, subject to the terms of the Exchange Agreement): (i) between the second and third anniversary of the IPO, up to one third (1/3) of their shares of Class A Common Stock, or any shares of Class B Common Stock or any Common Units owned as of the closing of the IPO, as applicable; (ii) between the third and fourth anniversary of the IPO, up to two thirds (2/3) of their shares of Class A Common Stock, or any shares of Class B Common Stock or any Common Units owned as of the closing of the IPO, as applicable; and (iii) after the fourth anniversary of the IPO, such restrictions shall no longer apply. The foregoing restrictions on the Reporting Persons are subject to customary exceptions, including with respect to certain existing pledges and assignments of distributions from TPG Operating Group and for transfers to related parties and charitable organizations.

Pursuant to the Investor Rights Agreement, the applicable Angelo Gordon parties party thereto may not transfer or exchange (i) any shares of Class A Common Stock, shares of Class B Common Stock or Common Units (including any Common Units received in the earnout) prior to the first anniversary of date of the AG Closing, (ii) from the first anniversary until the second anniversary of the AG Closing, more than one third (1/3) of the number of shares of Class A Common Stock, Class B Common Stock or Common Units (including any Common Units received in the earnout) owned, directly or indirectly, by the applicable Angelo Gordon parties as of the dates of the AG Closing and (iii) between the second and third anniversary of the AG Closing, more than two thirds (2/3) of the number of shares of Class A Common Stock, Class B Common Stock or Common Units (including any Common Units received in the earnout) owned, directly or indirectly, by the applicable Angelo Gordon parties as of the date of the AG Closing.

Pursuant to the Investor Rights Agreement, the TPG partners and TPG Partner Vehicles, including Messrs. Bonderman, Coulter and Winkelried and their respective vehicles, have certain demand, piggyback, shelf and block registration rights. The registration of the shares of Class A Common Stock by the exercise of these registration rights would enable their holders to sell these shares of Class A Common Stock without restriction under the

CUSIP No. 872657101	SCHEDULE 13D	Page 10 of 17

Securities Act when the applicable registration statement is declared effective. The Issuer will generally pay the registration expenses, other than underwriting discounts and commissions, relating to the registrations. The registration rights provided under the Investor Rights Agreement will generally expire with respect to a holder when such holder’s securities are freely sellable under Rule 144 under the Securities Act without limitations on volume or manner of sale. The Issuer may waive certain requirements of the Investor Rights Agreement in accordance with the agreement.

Exchange Agreement

In connection with the IPO, the Reporting Persons (including through their affiliates) became party to an Exchange Agreement, dated as of January 12, 2022, by and among the Issuer, TPG GP A and certain direct and indirect holders of Common Units, including Messrs. Bonderman, Coulter and Winkelried (as amended, the “Exchange Agreement”). As contemplated by the Transaction Agreement, in connection with the AG Closing, on November 1, 2023, the Exchange Agreement was amended and restated in order to, among other things, add the API Entities and certain other Angelo Gordon parties as parties to the agreement and reflect the Pre-Closing Reorganization. The Exchange Agreement, among other things, sets forth the terms upon which each Common Unit will be exchangeable (i) for cash equal to the value of one share of Class A Common Stock from a substantially concurrent primary equity offering (based on the closing price per share of Class A Common Stock on the day before the pricing of such primary equity offering (taking into account customary brokerage commissions or underwriting discounts actually incurred)) or, (ii) at the applicable TPG party’s election, for one share of Class A Common Stock (or, in certain cases, for non-voting shares of Class A Common Stock). Pursuant to the Exchange Agreement, as of the date of the AG Closing, the number of Common Units of certain Angelo Gordon Parties that may be exchanged into cash or Class A Shares was limited to an amount representing no more than 19.99% of the Issuer’s Class A Common Stock, non-voting Class A Common Stock and Class B Common Stock outstanding immediately prior to such date until at least 20 calendar days after the Issuer mails the definitive form of the Information Statement it filed with the Commission on October 17, 2023 to its stockholders. Pursuant to the Exchange Agreement, when a Common Unit is so exchanged, an equal number of shares of Class B Common Stock accompanying the Common Units will be automatically cancelled for no additional consideration.

TPG Operating Group Operating Agreement

The TPG Operating Group Operating Agreement (as amended, the “TPG Operating Group Operating Agreement”), was amended on November 1, 2023 in connection with the Pre-Closing Reorganization. The TPG Operating Group Operating Agreement, among other things, sets forth the terms and conditions of the Common Units and Promote Units (as defined therein) held directly and indirectly by the Reporting Persons. Pursuant to the TPG Operating Group Operating Agreement, its general partner generally may determine when distributions will be made to holders of Common and Promote Units and the amount of any such distributions, except that TPG Operating Group is required to make tax distributions to the holders of Common Units, including the Reporting Persons. Pursuant to the TPG Operating Group Operating Agreement, if a distribution is authorized on the Common Units, such distribution will generally be made to the holders of Common Units pro rata based on the number of Common Units held by each partner. The Promote Units are generally entitled to receive a portion of the performance allocations received by TPG Operating Group.

Tax Receivable Agreement

In connection with the IPO, the Reporting Persons (including through their affiliates) became party to a Tax Receivable Agreement, dated as of January 12, 2022, by and among the Issuer and certain affiliates and other parties thereto (as amended, the “Tax Receivable Agreement”), which provides payment to certain pre-IPO owners of the Issuer (including the Reporting Persons) by the Issuer or its subsidiary of certain tax savings (or deemed tax savings). As contemplated by the Transaction Agreement, in connection with the AG Closing, on November 1, 2023, the Tax Receivable Agreement was amended and restated in order to, among other things, add the API Entities and other Angelo Gordon persons as parties.

Pursuant to the Tax Receivable Agreement, the Issuer (or its wholly owned subsidiaries) have agreed to pay to the beneficiaries thereof (including Messrs. Bonderman, Coulter and Winkelried and certain of their respective affiliates) 85% of the benefits, if any, that are realized, or deemed to be realized (calculated using certain assumptions), as a result of (i) adjustments to the tax basis of the assets of TPG Operating Group and its consolidated subsidiaries as a result of certain exchanges of Common Units and (ii) certain other tax benefits.

CUSIP No. 872657101	SCHEDULE 13D	Page 11 of 17

References to and the descriptions of the Transaction Agreement, TPG GP A LLCA, Investor Rights Agreement, Exchange Agreement, TPG Operating Group Operating Agreement and Tax Receivable Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Transaction Agreement, TPG GP A LLCA, Investor Rights Agreement, Exchange Agreement, TPG Operating Group Operating Agreement and Tax Receivable Agreement, which are filed as exhibits hereto and are incorporated by reference herein.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plan or proposal that relates to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence is based on a total of 353,986,096 shares of Class A Common Stock outstanding, which is the sum of (i) the 72,328,470 shares of Class A Common Stock outstanding as of September 30, 2023, as reported in the Definitive Information Statement filed by the Issuer with the Commission on October 17, 2023, and (ii) the 281,657,626 shares of Class A Common Stock issuable upon exchange of 281,657,626 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock. Pursuant to Rule 13d-3 under the Act, TPG GP A may be deemed to beneficially own 281,708,474 shares of Class A Common Stock, which constitutes approximately 79.6% of the outstanding shares of Class A Common Stock; Mr. Bonderman may be deemed to beneficially own 282,197,288 shares of Class A Common Stock, which constitutes approximately 79.7% of the outstanding shares of Class A Common Stock, and has pledged to a financial institution 24.99% of the “TPG Partner Units” he holds in his capacity as a TPG partner, which units are exchangeable under certain circumstances for Common Units and shares of Class B Common Stock held by TPG Group Holdings (SBS), L.P.; Mr. Coulter may be deemed to beneficially own 284,744,152 shares of Class A Common Stock, which constitutes approximately 80.4% of the outstanding shares of Class A Common Stock; and Mr. Winkelried may be deemed to beneficially own 282,047,458 shares of Class A Common Stock, which constitutes approximately 79.7% of the outstanding shares of Class A Common Stock.

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Class A Common Stock during the past 60 days.

CUSIP No. 872657101	SCHEDULE 13D	Page 12 of 17

(d) To the best knowledge of the Reporting Persons, without independent verification, no person other than the Reporting Persons, or the partners, members or shareholders of the Reporting Persons or their affiliates, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits.

1.

Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).

2.

Transaction Agreement, dated May 14, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 15, 2023).

3.

Amendment No. 1 to Transaction Agreement, dated October 3, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).

4.

Amendment No. 2 to Transaction Agreement, dated October 31, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).

5.

Second Amended and Restated Limited Liability Company Agreement of TPG GP A, LLC, dated as of November 1, 2023, among TPG Inc. and the members of TPG GP A, LLC party thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Commission on November 2, 2023).

CUSIP No. 872657101	SCHEDULE 13D	Page 13 of 17

6.

Amended and Restated Exchange Agreement, dated as of November 1, 2023, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).

7.

Amended and Restated Investor Rights Agreement, dated as of November 1, 2023, among TPG Inc., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P., TPG Group Holdings (SBS), L.P., TPG New Holdings, LLC, TPG Partner Holdings, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).

8.

Seventh Amended and Restated Limited Partnership Agreement of TPG Operating Group II, L.P., dated as of November 1, 2023, among TPG Holdings II-A, LLC and the limited partners of TPG Operating Group II, L.P.

9.

Amended and Restated Tax Receivable Agreement, dated as of November 1, 2023, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).

10.

Employment Agreement, dated as of December 15, 2021, among TPG Global, LLC, TPG Holdings, L.P., TPG Partner Holdings, L.P., TPG Group Advisors (Cayman), Inc. and Jon Winkelried (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K, filed on March 29, 2022).

CUSIP No. 872657101	SCHEDULE 13D	Page 14 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2023

TPG GP A, LLC

By:	/s/ Bradford Berenson
Name:	Bradford Berenson
Title:	General Counsel
David Bonderman

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of David Bonderman (1)
James G. Coulter

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of James G. Coulter (2)
Jon Winkelried

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer on behalf of Jon Winkelried (3)

(1)

Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(2)

Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

(3)

Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated October 12, 2020, which was previously filed with the Commission as an exhibit to a Form 3 filed by Mr. Winkelried on October 22, 2020 (SEC File No. 001-39651).

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SCHEDULE I

Information with Respect to Executive Officers of TPG GP A, LLC. All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title
James G. Coulter	Executive Chairman
Jon Winkelried	Chief Executive Officer
Jack Weingart	Chief Financial Officer
Todd Sisitsky	President
Anilu Vazquez-Ubarri	Chief Human Resources Officer
Bradford Berenson	General Counsel
Joann Harris	Chief Compliance Officer
Martin Davidson	Chief Accounting Officer
Steven A. Willmann	Treasurer

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EXHIBIT INDEX

1.

Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).

2.

Transaction Agreement, dated May 14, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 15, 2023).

3.

Amendment No. 1 to Transaction Agreement, dated October 3, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).

4.

Amendment No. 2 to Transaction Agreement, dated October 31, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).

5.

Second Amended and Restated Limited Liability Company Agreement of TPG GP A, LLC, dated as of November 1, 2023, among TPG Inc. and the members of TPG GP A, LLC party thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Commission on November 2, 2023).

6.

Amended and Restated Exchange Agreement, dated as of November 1, 2023, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).

7.

Amended and Restated Investor Rights Agreement, dated as of November 1, 2023, among TPG Inc., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P., TPG Group Holdings (SBS), L.P., TPG New Holdings, LLC, TPG Partner Holdings, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).

8.

Seventh Amended and Restated Limited Partnership Agreement of TPG Operating Group II, L.P., dated as of November 1, 2023, among TPG Holdings II-A, LLC and the limited partners of TPG Operating Group II, L.P.

9.

Amended and Restated Tax Receivable Agreement, dated as of November 1, 2023, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 2, 2023).

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10.

Employment Agreement, dated as of December 15, 2021, among TPG Global, LLC, TPG Holdings, L.P., TPG Partner Holdings, L.P., TPG Group Advisors (Cayman), Inc. and Jon Winkelried (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K, filed on March 29, 2022).